[Richardson & Patel Letterhead]

October 15, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 2 to Form S-1 Filed September 4, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 29, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
We note your response to comment one from our letter dated August 21, 2009 and your disclosure on page eight that in the event the second closing does not occur, Mr. Chang will retain the shares of VIASPACE Green Energy Inc. only if the conditions to VIASPACE Inc.'s closing obligations have been satisfied. As we previously noted, if there are unsatisfied conditions to the issuance of shares being registered on this registration statement, the private placement of shares between the company and selling shareholders has not been completed and this registration statement cannot be declared effective. See Question 134.01 of our Compliance and Disclosure Interpretations for the Securities Act, which can be found on our website at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:  We have revised the amendment to the Stock Purchase Agreement to provide that Chang will retain his shares; provided that as the Staff had indicated, the shares may be subject to cancellation if  the registration statement is not declared effective.

Prospectus Summary, page 6

2.
We note your statement on page seven that the parties’ obligations to consummate the second closing are conditioned upon the execution of the assignment of the right to grow and harvest fast-growing grasses from China Gate to lPA China.  Please revise your disclosure to indicate the anticipated terms of the assignment, when the parties anticipate executing it and whether the original licensor of the grass has agreed to such assignment.

Response:  We have waived this requirement in exchange for Chang and China Gate executing the third amendment to the Securities Purchase Agreement.

3.
We note that in addition to the assignment addressed in comment two herein, there are additional unspecified conditions to the second closing. Please revise your disclosure to identify each condition to the second closing. The disclosure should indicate whether each condition has been satisfied. To the extent a condition has not yet been satisfied, please disclose management's assessment of when the relevant party will satisfy the condition. Please explain the impact on the company if the second closing does not occur.

Response:  We have revised the disclosure accordingly.

Risk Factors, page 13

4.
We note your response to comment nine from our letter dated August 21, 2009 and your deletion of the risk factor addressing the risk that the second closing may not occur.  Please include a risk factor addressing the risk that in the event the second closing does not occur, China Gate will not be obligated to assign its right to grow and harvest fast-growing grasses to lPA China.

Response:  Since we have waived this requirement, we have inserted a risk factor discussing China Gate’s lack of obligation to assign its right to grow and harvest fast growing grasses to IPA China.

If we do not complete the second closing.. we may lose the services of our U.S.-based officers and directors, page 14

5.
Please provide us with your analysis as to why the non-competition restriction in Section 10.3 of the Securities Purchase Agreement would not also apply to VlASPACE Green Energy in the event the second closing does not occur. Alternatively, please expand your risk factor to address the risks associated with this restriction.

Response:  We executed a third amendment to the Securities Purchase Agreement so that the non-competition restriction does not apply to VIASPACE  Green Energy or Messrs. Kukkonen or Muzi.

We are heavily dependent on one major customer for our revenues, page 18

6.
We note your response to comment 18 from our letter dated August 21, 2009. Please revise the risk factor on page 18 regarding Hobby Lobby Stores to indicate that you do not have a long-term agreement with this customer.

Response:  We have revised the disclosure to state that we have no long-term agreement with Hobby Lobby Stores.

Related Party Transaction, page 51

7.	Please revise to include the related party amounts as of June 30, 2009.

Response:

We have updated the related party transaction information with amounts as of June 30, 2009.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 68

8.
We note your responses to comment 23 from our letter dated August 21, 2009. It appears from your response that the acquisition meets the criteria in FAS 141 for a recapitalization, as Mr. Chang controls VIASPACE Green Energy and VIASPACE after the business combination. Please revise your financial statements accordingly to reflect the acquisition at carryover basis or explain to us why you believe such accounting treatment is not required. For a recapitalization the financial statements should be retroactively restated to present the operations of IPA China as if the transaction occurred on January 1, 2007, the beginning of the earliest period for which financial statements are required. Also disclose in the financial statements the factors you considered in determining the appropriate accounting treatment.

Response:

We agree that a recapitalization occurred and the financial statements should be retroactively restated to present the operations of IPA BVI and IPA China as if the acquisition occurred on January 1, 2007.  The necessary changes have been made to the financial statements, footnotes, audit opinion, and related MD&A including Results of Operations and Liquidity and Capital Resources.

9.
If you believe that the use of purchase accounting for the acquisition transaction is appropriate, please tell us your basis for determining the valuation of the assets and liabilities acquired, including how the enterprise value of IPA China was impacted by the condition of the Second Closing, which requires the lease of additional land to grow the grass or IPA China will be prohibited from operating the grass business. Also, please provide us with a detailed analysis of your valuation of VIAS PACE Green Energy stock issued on October 21, 2008 using the nominal assets and lack of operations of VIASPACE Green Energy immediately prior to the issuance of VIASPACE Green Energy stock on October 21, 2008 as a basis for your valuation of VlASPACE Green Energy stock.

Response:

As mentioned in our response to #8, we have revised the financial statements to reflect a recapitalization of the financial statements. We have changed the treatment of the acquisition in the financial statements.  The requirement by the seller to lease additional land is discussed in our response to #9.

10.
We note your responses to comments 23, 24 and 25 from our letter dated August 21, 2009.  We also refer you to disclosure included in the second complete paragraph of page 6 of the Form S-1 filed June 3, 2009 which states that in the event that the Second Closing fails to occur, neither VIASPACE or its affiliates shall engage in the grass business in China for a period of three years. Please expand your accounting policy for Basis of Presentation, Licenses and Description of Business on pages 68 and 69 to clarify the contingent nature of your ability to utilize the worldwide sublicense to cultivate and sell Giant King Grass or to clarify that VIASPACE Green Energy will still be permitted to operate the grass business. Describe the requirement to lease additional land in Guangdong province and the impact of not obtaining such a lease on your ability to utilize your license rights. Please also expand MD&A to discuss the impact of not resolving this contingency on your operations.

Response:

In Note 1 under Licenses, we have added the following language to address the point that VGE will still be permitted to operate in the grass business even if VIASPACE is not.  We have also expanded Note 1 under Licenses to discuss the requirement to lease additional land in Guangdong province by the seller.  We have also expanded the MD&A discussion on page 26 on these issues.

 As discussed in Note 8, in the event that the Second Closing of the acquisition of IPA BVI and China does not occur, VGE’s Parent Company will no longer be permitted to operate in the grass business for three years; however, VGE will continue to be permitted to operate in the grass business.

In addition, as discussed in Note 8, the Licensor and Sung Chang, the seller of IPA China and IPA BVI, each represented that at least 100 hectares of arable land in Guangdong province in China will be available for grass farming by IPA China within 12 months after the First Closing Date.  IPA China secured 45 hectares of arable land in the first quarter of 2009 and leased an additional 55 ha in the third quarter of 2009.  The requirement has been met so this requirement no longer has any impact on our ability to utilize our grass license rights.

11.
We note your response to comment 51 from our letter dated June 30, 2009 and your response to comment 25 from our letter dated August 21, 2009. Please expand the Company History section on page 68 to disclose the accounting treatment afforded to the acquisition, including an explanation of the first and second closings, the basis for determining the acquisition date in light of the two closings, the nature of the assets and liabilities acquired, contingencies outstanding and the valuation of the assets and liabilities acquired, contingencies outstanding and the valuation of the assets and liabilities acquired.

Response:

We agree with your comment and have expanded Note 1 under Company History.  The following is extracted from the Amended Form S-1/A:

Company History – Prior to October 21, 2008, VGE was 100% owned by VIASPACE Inc. (“VIASPACE” or “Parent Company”) and did not have any active operations.   On October 21, 2008, the majority shareholder of IPA BVI and IPA China, Sung Hsien Chang (“Chang”), entered into a Securities Purchase Agreement (the "Purchase Agreement") with VGE, VIASPACE and China Gate Technology Co., Ltd., a Brunei Darussalam company ("Licensor").  Under the Purchase Agreement, VGE acquired 100% of IPA BVI and the entire equity interest of IPA China from Chang.  In exchange, VIASPACE agreed to pay approximately $16 million in a combination of cash, and newly-issued shares of VIASPACE and VGE stock.  In addition, VIASPACE issued shares of its common stock to Licensor for Licensor’s sublicense of certain fast growing grass technology to IPA China.

The acquisition will be completed through two closings.  At the first closing on October 21, 2008 (“First Closing”), VGE issued 3,500,000 newly-issued shares to Chang and his designees and 5,090,000 newly-issued shares to VIASPACE.  VIASPACE issued 215,384,615 shares of its common stock to Chang and 30,576,007 shares of common stock to Licensor.  Chang delivered 70% of the outstanding common stock of IPA BVI to VGE.  On June 22, 2009, the parties entered into an Amendment to the Purchase Agreement that extended the Second Closing to August 21, 2009.  On August 21, 2009, the parties entered into a second Amendment to the Purchase Agreement that extended the Second Closing to November 21, 2009.  In addition, on August 21, 2009, the parties agreed that the VGE shares held by Chang and others were no longer subject to forfeiture even if the Second Closing did not occur.

At the Second Closing, VIASPACE is to pay $4,800,000 plus interest to Chang. VIASPACE shall also issue 1.8% of its then outstanding shares of common stock to Licensor.  Chang shall deliver the remaining 30% of the outstanding shares of IPA BVI to VGE even if the Second Closing did not occur.

The value paid by VIASPACE and VGE for the acquisition of IPA BVI and IPA China was $15,832,000. The IPA BVI and IPA China net assets acquired totaled $3,003,000.  The excess of value paid for the acquisition in excess of net assets acquired is recorded on the balance sheet of VIASPACE and was assigned to:  grass license - $507,000 and goodwill - $12,322,000.

As of December 31, 2008, VIASPACE owns 59.3% of the outstanding common shares of VGE.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong, Esq.
Ryan Hong, Esq.